Exhibit 16.1

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear sir(s),

We have read the statements made by Moneyline Sports, Inc. (the Company), which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 of its Form 8-K, regarding our resignation as their certifying accountant. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under Item 4.01.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K. Very truly yours,

/s/ DWTN LLP
DWTN LLP
(Chartered Accountants)

Toronto, Canada

Date: April 7, 2025